September 23, 2016

VIA EDGAR

Kathleen Collins, Accounting Branch Chief

Frank Knapp, Staff Accountant

Mark Shuman, Legal Branch Chief

Mitchell Austin, Staff Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ctrip.com International, Ltd.
Form 20-F for the Fiscal Year Ended December 31, 2015
Filed on April 22, 2016 (File No. 001-33853)

Dear Ms. Collins, Mr. Knapp, Mr. Shuman and Mr. Austin:

This letter sets forth the Company’s responses to the comments contained in the letter dated September 9, 2016 from the staff of the Securities and Exchange Commission (the “Staff”) regarding the 2015 Form 20-F filed by the Company on April 22, 2016 (the “2015 20-F”). The comments are repeated below in bold and followed by the responses thereto.

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Form 20-F for the Fiscal Year Ended December 31, 2015

General

1.                                      Your website offers flights to Sudan and states that it allows users to find and book flights to Damascus, Syria. As you know, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, since your letter to us dated September 16, 2013, whether through subsidiaries, affiliates, partners, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

The Company respectfully advises the Staff that, it has not had any direct contact with Sudan or Syria since September 16, 2013, nor does it anticipate any future contact with these two countries. The Company has not directly or indirectly provided to or received from Sudan or Syria any services, products, information or technology, and the Company continues to have no agreements, commercial arrangements, or other contacts with the governments of, and entities controlled by, Sudan or Syria.

As disclosed in the Company’s 2015 20-F, the Company sells air tickets as an agent for all major domestic Chinese airlines and many international airlines operating flights that originate from cities in China and abroad. The Company typically enters into framework agency agreements with Chinese and international airlines, which set out general terms of the agency relationship between the Company and the contracting airlines without specifying details of the airline routes. Moreover, international airlines typically do not inform the Company of any specific changes to their respective airline routes. Pursuant to industry practice, the Company obtains information of the routes that the contracting airlines offer in China through the global distribution system (GDS), sells air tickets for such routes, and displays the destinations on the Company’s website.

Since September 16, 2013, the Company has not sold air tickets for flights to Damascus, Syria, while the air tickets sold by the Company for flights to Sudan was negligible.

2.                                      Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

As stated in the response to the Staff’s comment #1 above, the Company does not do business or have any direct contact with Sudan or Syria.

The Company supplementally advises the Staff that net revenue generated from air tickets and vacation packages to Sudan and Syria collectively accounted for around 0.002% of the Company’s total net revenue in each of 2013, 2014, 2015 and the six-month period ended June 30, 2016, which was immaterial and negligible to the Company’s business as a whole.

Item 4. Information on the Company, page 27

3.                                      Please consider including an organizational chart in future filings that identifies the consolidated entities, the parties to the VIE contracts, the VIE shareholders and their ownership percentages in the various entities.

The Company respectfully advises the Staff that due to its relatively long operating history, it owns or controls many subsidiaries and consolidated affiliated Chinese entities within its corporate structure. In lieu of the current disclosure of organization structure in tabular and descriptive format under Item 4.C of the 2015 20-F, the Company undertakes to include an organizational chart with necessary description in future filings that identifies significant subsidiaries and significant consolidated affiliated Chinese entities, the parties to the VIE contracts relating to the significant consolidated affiliated Chinese entities, the shareholders of the significant consolidated affiliated Chinese entities, and the relevant ownership percentages in accordance with Form 20-F requirements.

Item 5. Operating and Financial Review and Prospects, page 41

4.                                      In your earnings call held June 15, 2016, you highlighted your outbound travel business and stated that it is a key factor to your future success. Additionally, you indicated that outbound travel currently accounts for a material portion of your total revenues. In light of the above, please tell us what consideration you have given to disclosing revenues generated from outbound travel versus those generated from domestic travel and to including a corresponding narrative discussion. See Item 5 of Form 20-F. For additional guidance, consider Section III.B of SEC Release No. 33-8350.

The Company respectfully advises the Staff that, until the second quarter of 2016 the Company did not actively analyze and compare revenues generated from outbound travel business versus revenues generated from domestic travel business, because domestic travel business historically has been the key drive and focus of, and contributing to a significant majority of, the Company’s overall businesses since its inception. The Company thus did not consider it material to present its businesses from the perspective of comparison of outbound travel business versus domestic travel business for the year ended December 31, 2015.

Entering into 2016, the Company faced pressure from more intense competition in domestic travel business from domestic airline suppliers and other competitors, and thus evaluated additional focuses for potential future growth. It became clearer to the Company during the second quarter of 2016 that outbound travel business should be a key factor to its future success. For the six-month period ended June 30, 2016, volume of outbound travel business accounted for approximately 15% of the Company’s total volume of businesses. Now that the outbound travel business has grown to be more material to the Company’s operations for 2016 in light of the competitive landscape in the domestic travel industry, the Company plans to disclose the impact of the change in volume of the outbound travel business on its overall growth of transportation revenue by including a corresponding narrative discussion in Item 5 of its future filings of Form 20-F.

Index to Consolidated Financial Statements

Consolidated Statements of Income and Comprehensive Income, page F-3

5.                                      Please tell us your consideration for disclosing either here or in the notes to the financial statements the tax effect amounts allocated to each component of other comprehensive income, including reclassification adjustments, for all periods presented. We refer you to ASC 220-10-45-12.

The Company respectfully advises the Staff that the Company had considered such disclosure requirement under ASC 220-10-45-12 when the Company prepared its consolidated financial statements. As included in the Company’s Consolidated Statements of Shareholders’ Equity, the accumulated other comprehensive income/(loss) primarily includes (1) the foreign currency translation adjustments, which are period-end translations from the Company’s functional currency into reporting currency and have no tax effect, and (2) the unrealized holding gains for the securities classified as available-for-sale held by the Company, which have no tax effect either because the Company is incorporated in Cayman Islands and is not subject to tax on income or capital gain. In addition, except for a RMB4 million reversal of unrealized holding loss in connection with the provision of other than temporary investment impairment for one available-for-sale investment in 2014, there was no other item being reclassified out of the accumulated other comprehensive income/(loss) during the past reporting periods. Therefore, there is no tax effect amount to be allocated to the component of the accumulated other comprehensive income/(loss) or significant reclassification adjustments.

The Company further advises the Staff that it will continue to review any material reclassification item or tax effect that may have, and the Company will also include in its future filings of Form 20-F a statement to the other comprehensive income footnote that the tax impact on each component is nil.

Notes to the Consolidated Financial Statements

Note 2. Principal Accounting Policies

Summary Financial Information of the Group’s VIEs in the Consolidated Financial Statements, page F-15

6.                                      Please tell us your consideration to include operating, investing and financing cash flow information for your VIEs for each period presented. Refer to ASC 810-10-50-2AA.d.

The Company respectfully advises the Staff that the Company had assessed the significance of cash flow activities of its VIEs in the course of the preparation of its consolidated financial statements. In 2015, the amount of cash flows of VIEs from operating was RMB162 million, after deduction of the cash paid for the inter-company service fees of RMB80 million, the amounts of cash flows from investing and financing activities are nil. The Company has duly noted the Staff’s comment and respectfully proposes to include the cash flow information for its VIEs in its future filings of Form 20-F.

Acquisitions, page F-18

7.                                      Please tell us your consideration for disclosing the specific qualitative factors comprising the significant amount of goodwill recognized in the Qunar acquisition. We refer you to ASC 805-30-50-1a.

The Company respectfully advises the Staff that the goodwill recognized for the Qunar acquisition was primarily made up of the expected synergies from combining operations of the acquiree and the acquirer, which do not qualify for separate recognition. The Company has disclosed the specific qualitative factors according to ASC 805-30-50-1a in the goodwill roll-forward information in footnote 10 to the financial statements on page F-38 of the Form 20-F.

Note 8. Investments, page F-33

8.                                      Please explain further how you considered ASC 323-10-15-13 in determining that the convertible and redeemable preferred shares held in Tujia are not in substance common stock such that you should account for this investment as an available-for-sale security. In your response, please provide us with a breakdown of the investments held in Tujia by both the company and others to support your 45% ownership interest and clarify how the rights and preferences for each class of securities supports your conclusion not to account for this as an equity method investment. In addition, tell us how your analysis considers the fact that you are entitled to appoint 6 out of 12 board members.

The Company respectfully advises the Staff that Tujia was incorporated in Cayman Islands and operates its business in mainland China through its subsidiaries in China. Tujia has completed several rounds of private placements from Series A to Series D (including Series D in which the Company participated and Series D+ in which the Company did not participate) by issuing convertible and redeemable preferred shares (the “Preferred Shares”) of Tujia. After Tujia’s latest Series D financing, its shareholding structure, on an as-converted basis, is as follows.

Investors	% (as converted basis)
Common Stock Shareholders
Founders group	13%
Preferred Shareholders
The Company (including Series A, Series B, Series C and Series D with fully diluted shareholding of 19%, 7%, 9% and 10% respectively)	45%
Other Preferred Shareholders	42%
Total	100%

The Company participated in Tujia’s Series A through Series D financings, and the other investors participated in the Series B through Series D+ financings, respectively. The founders did not subscribe any Preferred Shares issued by Tujia. Based on the articles of Tujia, the major rights, preferences and privileges of the Preferred Shares (for all of Series A, B, C and D) are as follows:

Redemption

On or after the fourth anniversary of June 15, 2015, the Preferred Shareholders have the option to request Tujia to redeem any or all of the Preferred Shares held by the Preferred Shareholders with the redemption price equal to the original purchase price plus an annual simple interest of 10%.

Conversion

The Preferred Shares may, at the option of the holder, be converted at any time, into the ordinary shares of Tujia. The initial conversion price shall be equal to the original purchase price of each class of the Preferred Shares, subject to anti-dilution adjustments. The Preferred Shares are also subject to automatic conversion upon a Qualified IPO of Tujia. The valuation of Tujia as defined in the Qualified IPO exceeded the cost of the Company’s investments in Tujia.

Liquidation Preference

Upon any liquidation, dissolution, winding up or change of control of Tujia, whether voluntary or involuntary, before any distribution or payment shall be made to the Ordinary Shareholders, each Preferred Shareholder shall be entitled to receive an amount equal to the original purchase price, plus any declared but unpaid dividends.  In the event of liquidation of Tujia, Series D Preferred Shareholders shall be entitled to be paid first out of the assets of Tujia available for distribution. After the Series D Preferred Shareholders get paid and in preference to any payment on the common stocks, the remaining classes of the Preferred Shareholders are paid out of the available assets of Tujia proportionately as per their contributions.

Dividend

Each Preferred Shareholder is entitled to receive non-cumulative annual dividends at the simple rate of 5% of the original purchase price for each of its Preferred Shares per annum, as and when declared by the Board of Directors. No dividend shall be paid unless and until a preferential dividend in cash is paid in full on each Preferred Share.

The Company further submits to the Staff that it has considered both ASC 810 and ASC 323 in determining the accounting for the investment on Tujia as follows:

•                  The Company does not have majority ownership in Tujia any more after Tujia’s Series D financing. In addition, according to the articles of Tujia, the governing body of Tujia is its board of directors acting by simple majority resolutions. The Company was entitled to appoint 6 out of 12 board members. The chairman of Tujia has a casting vote in case of a need to break tied votes and the chairman of the board is the CEO, also the founder of Tujia. The Company is not related to or affiliated with either the founder group or any other investors of Tujia. Therefore, according to the current composition and arrangements of the board of Tujia, which is the governing body of Tujia and makes significant decisions for Tujia, the Company does not have the power to direct the businesses and operations of Tujia through the directors it appointed. Therefore, the Company believes its investment in Tujia is not in the scope of ASC 810 “Consolidation,” although the Company still maintains the ability to exercise significant influence over Tujia.

The Company further assessed its investment in Tujia in accordance with ASC 323-10-15 which indicates that equity accounting applies to the investment in common stock or in-substance common stock that gives the investor ability to exercise significant influence over the investee. The Company assessed the nature of its investment in Tujia in accordance with ASC 323-10-15-13 and concluded that

•                  The Company has a substantive liquidation preference which is significant in relation to the purchase price of the investment and Tujia has substantive subordinated equity (i.e. common stock of founders group) from a fair value perspective. Based on Tujia’s latest valuation result as of its Series D+ financing, the fair value of its common stocks is sufficient such that the liquidation preference is deemed to be substantive. Therefore, the preferred investment in Tujia has subordination characteristics that are substantially different from its common stock;

•                  The Preferred Shareholders have the substantive redemption right that is not available to common stock shareholders. Therefore,  the investment in Tujia is not substantially similar to common stock as Tujia is expected to transfer substantive value to the Preferred Shareholders upon their redemption requests and the common shareholders do not participate in a similar manner; and

•                  Since the Preferred Shareholders may receive dividends that are not also paid to holders of common stock of Tujia, the investment in Tujia is considered having risks and rewards of ownership that are substantially different from its common stock.

Therefore, the Company’s preferred investment in Tujia is not common stock, nor is it considered in-substance common stock. As a result, the equity method is not applicable and, given that the Company has the ability to exercise significant influence over Tujia, the Company would only apply the equity method under the circumstance that its investment on Tujia is in common stock or in-substance the common stock. Therefore, the investment in Tujia was classified as an available-for-sale investment and was subsequently measured at fair value with changes recorded through other comprehensive income/(loss).

Note 15. Taxation, page F-41

9.                                      Please tell us your consideration for including a table that breaks out the domestic and foreign components of income before income tax expense for all periods presented. We refer you to Regulation S-X Rule 4-08(h)(1)(i) pursuant to Item 18(a) of Part III of Form 20-F.

The Company respectfully submits that the income from domestic and foreign components before income tax expenses of the Company for all periods presented are as follows:

Income/(loss) before income tax (in RMB)	2013	2014	2015
Domestic	1,618,299,308	727,911,707	1,873,383,988
Foreign	(473,710,471)	(592,473,548)	1,131,979,993
Total	1,144,588,837	135,438,159	3,005,363,981

The Company has duly noted the Staff’s comment and respectfully proposes to include a table that breaks out the domestic and foreign components of income before income tax expense in its future filings of Form 20-F.

10.                               Please provide us with a breakdown of the tax differential and non-deductible expense line items included in the effective tax rate reconciliation and tell us what consideration you gave to Rule 4-08(h)(2) of Regulation S-X to provide a further quantitative breakdown of such amounts. Also, considering the significant changes in the effective tax rate, please tell us what consideration you gave to providing an expanded discussion of the factors that impacted your tax provision. In this regard, we note the disclosures on page 49 only address the impact for the change in the valuation allowance and not the changes in the line items noted herein. Refer to Item 5.D of Form 20-F and Section III.D of SEC Release No. 33-6835.

The Company respectfully advises the Staff that the non-deductible expenses are primarily attributable to the share based compensation charge of RMB641 million in 2015, which was not deductible according to the PRC tax laws. As a result, such non-deductible expense increased the income tax in the amount of RMB160 million by using enacted tax rate of 25%, which led to the increase of effective tax rate of 5%. The remaining impact of 1% comes from the other expenses incurred on the Company level which is also not subject to income tax.

The Company also submits the Staff the following breakdown of tax differential impacts from its major subsidiaries with different tax rates:

Subsidiaries with different tax rates	Enacted tax rate	Impact on the effective tax rate of the Company
Ctrip Computer Technology (Shanghai) Co., Ltd.	15%	(1.4)%
Ctrip Travel Information Technology (Shanghai) Co., Ltd.	15%	(0.4)%
Ctrip Travel Network Technology (Shanghai) Co., Ltd.	15%	(3.0)%
Chengdu Ctrip Travel Agency Co., Ltd.	15%	(0.2)%
Total		(5.0)%

In response to the Staff’s comments, the Company respectfully proposes to include in its future filings of Form 20-F quantitative breakdown information of major items included in the effective tax rate reconciliation, including tax differential and non-deductible expenses. The Company will also provide expanded discussion of those factors and major drivers that impact its tax provision and the changes in the effective tax rate in Item 5.D of its future filings of Form 20-F.

Note 17. Long-Term Debt, page F-44

11.                               You refer to a Purchased Call Option and Issued Warrants in your discussion of the 2025 Convertible Senior Notes. Please describe the terms of these instruments. Also, tell us how you accounted for such instruments and how they are reflected in your consolidated financial statements.

The Company respectfully advises the Staff that the Company did not enter into any purchased call option warrant agreements in conjunction with the issuance of its 2025 Convertible Senior Notes. This disclosure was inadvertently included and the Company respectfully proposes to revise its future filings of Form 20-F, to remove the reference to the purchased call option or issued warrants in the discussion of its 2025 Convertible Senior Notes.

Form 6-K Filed September 6, 2016

12.                               We note that as of June 30, 2016 you continue to apply equity method accounting to your investment in Homeinns. Please tell us how the acquisition of Homeinns Hotel Group by BTG Hotels in April 2016 impacted your investment and clarify how you determined that equity method accounting is still appropriate.

The Company respectfully advises the Staff that as it disclosed in the footnotes to its 2015 consolidated financial statements, as of 2015 year end, the Company held around 15% equity interest of Homeinns and there are common directors on the boards of both companies. The Company therefore applies equity method accounting for its investment in Homeinns. As of the date of its interim financial statements as of June 30, 2016, the acquisition of Homeinns Hotel Group by BTG Hotels had been consummated. The Company further advises the Staff that the Homeinns shares acquired by BTG are mainly from the public market through tender offer of BTG and do not include the shares held by the Company. Therefore, as of June 30, 2016, the number of Homeinns shares held by the Company, the Company’s shareholding percentage in Homeinns (i.e., around 15%) and the board composition of Homeinns remained unchanged. With all the considerations as above which resulted in the equity accounting remaining unchanged, the Company determined that the equity method accounting was still appropriate as of June 30, 2016.

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The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions or comments regarding the 2015 Form 20-F filed by the Company on April 22, 2016, please contact the undersigned at +86.21.3406.4880 Ext. 12202. Thank you.

Very truly yours,

/s/ Xiaofan Wang
Xiaofan Wang
Chief Financial Officer
Ctrip.com International, Ltd.

Cc:     James Jianzhang Liang, Chairman and Chief Executive Officer, Ctrip.com International, Ltd.

Min Fan, Vice Chairman and Co-President, Ctrip.com International, Ltd.

Jane Jie Sun, Co-President and Chief Operating Officer, Ctrip.com International, Ltd.

Z. Julie Gao, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Jack Li, Partner, PricewaterhouseCoopers Zhong Tian LLP

Kevin Song, Partner, PricewaterhouseCoopers Zhong Tian LLP